September 4, 2018

VIA EDGAR

Mr. James E. O’Connor

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-2
Post-Effective Amendment No. 3
Filed August 21, 2018
File No. 333-217222

Dear Mr. O’Connor and Ms. Fettig:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Great Elm Capital Corp. (the “Company”) respectfully requests acceleration of the effective date of Post-effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-217222) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on Tuesday, September 4, 2018 or as soon thereafter as practicable. The Company respectfully requests that you notify Rory T. Hood of Jones Day of such effectiveness by a telephone call to (212) 326-3814.

Should you have any questions regarding this request, please contact Mr. Hood at (212) 326-3814 or by email: rhood@jonesday.com. Thank you for your continued attention to this matter.

Very truly yours,

Great Elm Capital Corp.

By:	/s/ Adam M. Kleinman
Name:	Adam M. Kleinman
Title:	Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day